SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BOARD OF RYANAIR RESTORES SIX AIRCRAFT
TO DUBLIN BASE FOR WINTER 2018

The Board of Ryanair Holdings today (Fri, 7 Sept) announced that it has decided to restore six Dublin based aircraft which were due to transfer to Poland in November for the winter 2018 schedule.    The related protective notices issued to 300 Dublin pilots and cabin crew in July have also been withdrawn today.  This decision was taken to respond favourably to the mediation agreement overseen by Mr Kieran Mulvey, which brought an end to five days of unsuccessful but damaging strikes by less than 25% of Ryanair's Irish based pilots during July and August.

Ryanair's Chief People Office, Eddie Wilson, said:

"The Board of Ryanair today thanked independent mediator, Kieran Mulvey for his contribution in finalising an agreement between Ryanair and just 25% of our Irish pilots.  We regret that mediation became necessary after five days of unsuccessful strikes which, despite causing minimal damage to Ryanair's schedules, did damage our forward fares and yields to/from Ireland because of the perception of possible disruptions.

The Board and management of Ryanair are committed to union recognition, and working constructively with our people and their unions to address their reasonable concerns, as long as this does not alter Ryanair's low cost model or our ability to offer low fares to our customers.

Since December last year, when the Board announced that we would recognise unions, Ryanair's people have enjoyed significant pay increases, improved terms and conditions, and we have agreed to improved seniority structures, base transfers and annual leave.  We have done this in a year when we expect profits to fall by 15% due to a combination of higher fuel prices and higher staff costs."

ENDS

For further information
please contact:                           Robin Kiely                             Piaras Kelly
                                                    Ryanair DAC                          Edelman Ireland
            Tel: +353-1-9451949               Tel: +353-1-6789333
            press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 September, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary